ADDENDUM
                                      TO
                            STOCK OPTION AGREEMENT


            The following provisions are hereby incorporated into, and are hereby made a part of, that certain Stock Option Agreement (the "Option Agreement") by and between Discovery Laboratories, Inc. (the "Corporation") and ______________________ ("Optionee") evidencing the stock option (the "Option") granted on ___________________, 199__ to Optionee under the terms of the Corporation's 1998 Stock Incentive Plan, and such provisions shall be effective immediately. All capitalized terms in this Addendum, to the extent not otherwise defined herein, shall have the meanings assigned to them in the Option Agreement.

                           INVOLUNTARY TERMINATION
                        FOLLOWING CORPORATE TRANSACTION

            1. To the extent the Option does not accelerate, in connection with a Corporate Transaction, the Option shall continue, over Optionee's period of Service after the Corporate Transaction, to become exercisable for the Option Shares in one or more installments in accordance with the provisions of the Option Agreement. However, immediately upon an Involuntary Termination of Optionee's Service within twelve (12) months following such Corporate Transaction, the Option (or any replacement grant), to the extent outstanding at the time but not otherwise fully exercisable, shall automatically accelerate so that the Option shall become immediately exercisable for all the Option Shares at the time subject to the Option and may be exercised for any or all of those Option Shares as fully vested shares.

            2. The Option as accelerated under Paragraph 1 shall remain so exercisable until the earlier of (i) the Expiration Date or (ii) the expiration of the one (1)-year period measured from the date of the Optionee's Involuntary Termination.

            3. For purposes of this Addendum, an Involuntary Termination shall mean the termination of Optionee's Service by reason of:

                        (A) Optionee's involuntary dismissal or discharge by the
            Corporation for reasons other than Misconduct, or

                        (B) Optionee's voluntary resignation following (A) a
            change in Optionee's position with the Corporation (or Parent or Subsidiary employing Optionee) which materially reduces Optionee's duties and responsibilities or the level of management to which Optionee reports, (B) a reduction in Optionee's level of compensation (including base salary, fringe benefits and target bonus under any corporate-performance-based bonus or incentive programs) by more than fifteen


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            percent (15%) or (C) a relocation of Optionee's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Corporation without Optionee's consent.

            4. The provisions of Paragraph 2 of this Addendum shall govern the period for which the Option is to remain exercisable following the Involuntary Termination of Optionee's Service within twelve (12) months after the Corporate Transaction and shall supersede any provisions to the contrary in Paragraph 5 of the Option Agreement.

            IN WITNESS WHEREOF, Discovery Laboratories, Inc. has caused this Addendum to be executed by its duly-authorized officer, and Optionee has executed this Addendum, all as of the Effective Date specified below.


                                    DISCOVERY LABORATORIES, INC.


                                    By:
                                          --------------------------------------
                                    Title:
                                          --------------------------------------

                                    --------------------------------------------
                                    OPTIONEE



EFFECTIVE DATE:___________________, 199__


                                     2.